

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Marc Urbach
President and Chief Financial Officer
YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York 10003

> **Re: You On Demand Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 8, 2013**
> **Response dated January 27, 2014**
> **Form 10-Q for Quarterly Period Ended September 30, 2013**
> **Filed November 14, 2013**
> **File No. 001-35561**

Dear Mr. Urbach:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Corporate Structure, page 8

1. We note your response to prior comment 1 from our letter dated January 16, 2014. Please tell us why you disclose that your ownership of Zhong Hai Video is pursuant to contractual relationships when you own 80% of the company. Please revise your organizational chart to reflect, if accurate, that Beijing Sinotop is the majority shareholder of Zhong Hai.

2. Disclose the control person(s) of Hung Cheng Digital and explain in footnotes any relationships, by marriage, familial, business, or otherwise, to you or your principals, as appropriate.

Form 10-Q for Quarterly Period Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 27

3. We note that you deconsolidated Shangdong Media effective July 1, 2012. We also note that Beijing Sinotop now holds your 30% interest in Shangdong Media. Please tell us the material terms of the transfer of your ownership interest in Shangdong Media from Jinan Zhong Kuan to Beijing Sinotop.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director